EX-99.B-77G

SUB-ITEM 77G: Defaults on senior securities

1.	Inn of the Mountain Gods

Ivy High Income Fund

$1,500,000 12.00% Inn of the Mountain Gods bonds due 11/15/10
Cusip 45771VAB9
This is a monetary default, with the default date of May 15, 2009
Amount of default per $1,000 face amount is $225
Total Amount of default is $337,500

2.	The Borough of Langhorne Manor

Ivy Municipal High Income Fund

$70,000 7.30% Langhorne Mnr Boro PA HED bonds due 07/01/12
Cusip 515741BW5
This is a monetary default, with the default date of July 1, 2010
Amount of default per $1,000 face amount is $55
Total Amount of default is $3,833